EXHIBIT 12.1

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(Unaudited)
	Years Ended March 31,			Years Ended December 31,
(Millions of dollars)	2002	2001	2000	1998	1997
Fixed Charges, as defined:* Interest expense Estimated interest portion of rentals charged to expense Preferred dividends of wholly owned subsidiary Total fixed charges	$228.1 10.2 45.3 $283.6	$ 290.4 2.9 (29.6) $ 263.7	$ 341.4 5.2 74.0 $ 420.6	$ 371.6 5.7 42.9 $ 420.2	$ 438.1 6.6 32.9 $ 477.6

Earnings, as defined:*
  Income (loss) from continuing operations
  Add (deduct):
    Provision for income taxes
    Minority interest
    Undistributed (income) loss of
      less than 50% owned affiliates
    Fixed charges as above

Total earnings

	$293.4 176.1 0.1 - 283.6 $753.2	$ (88.2) 180.4 0.1 1.4 263.7 $ 357.4	$ 82.6 134.0 0.1 2.6 420.6 $ 639.9	$ 110.6 59.1 (0.7) 10.3 420.2 $ 599.5	$ 232.9 111.8 1.9 (11.1) 477.6 $ 813.1
Ratio of Earnings to Fixed Charges	2.7x	1.4x	1.5x	1.4x	1.7x

*"Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries. "Earnings" represent the aggregate of (a) income (loss) from continuing operations, (b) taxes based on income (loss) from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed (income) loss of less than 50% owned affiliates without loan guarantees.